VITAL PRODUCTS, INC.
2404 Via Mariposa West, 1-A
Laguna Woods, California 92637

                                        September 18, 2013

Via Edgar
Terence O'Brien, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

                RE:     Vital Products, Inc.
Form 10-K for the Year Ended July 31, 2012
Filed November 2, 2012
Form 10-K/A for the Year Ended July 31, 2012
Filed August 21, 2013
Response dated August 20, 2013
File No. 333-127915

Mr. O'Brien:

The following responses address the comments of the Staff (the 'Staff') as set forth in its letter dated September 4, 2013 (the 'Comment Letter') relating to the Form 10-K filed November 2, 2012, (the 'Form 10-K'), the Form 10-K/A filed August 21, 2013, (the 'Form 10-K/A') and the Response dated August 20, 2013 of Vital Products, Inc. ('Vital' or the "Company'). We have made revisions to the Form 10-K/A in response to the Comment Letter. The numbers of the responses in this letter correspond to the numbers of the Staff's comments as set forth in the Comment Letter.

Form 10-K/A for the Year Ended July 31, 2012

General

1.      Please amend your Form 10-K in response to the following comments.

Response
Form 10-K/A has been amended for comments below as required.

2. We note your response to comment 4 in our letter dated July 23, 2013 that 'DTCC would not permit trading of Vital stock' during a certain period and that 'trading resumed in February 2013.' We note your disclosure on page 11 that your 'common stock has traded over the counter and has been quoted on the Over-The-Counter Bulletin Board since June 16, 2008.' Please revise your disclosure on page 11 to include a discussion of the period when DTCC prohibited trading of your common stock and the reason(s) for such prohibition


Response
Page 11, Market Information has been updated to discuss the period when DTCC prohibited trading.

Customers, page 6

3. We note your response and revised disclosure in response to comment 7 in our letter dated July 23, 2013. Please revise your filing to disclose that you do not have any written agreements with either Century or Reliable.

Response
Disclosure has been updated to state that the Company does not have written agreements with either Century or Reliable.

Manufacturing and Product Sourcing, page 7

Response

4. We note your response and revised disclosure in response to comment 8 in our letter dated July 23, 2013. It does not appear that you have discussed in any significant detail how you source your products. We reissue the comment

Response
As requested, additional detail has been included on how we source our products.

Financial Statements

Notes to the Financial Statements

Note 3. Variable Interest Entity, page F-13

5.      We note your response to comment 27 in our letter dated
July 23, 2013. Please address the following in regard to Vital Products Supplies, Inc. and your corresponding license agreement with Vital Products Supplies, Inc.:
- Please tell us how you participated in the design of Vital Products Supplies, Inc. Please also tell us when and why this entity was created, including what risks and rewards it was designed to create and distribute;

Response
The design of Vital Products Supplies, Inc. ('Vital Supplies') was negotiated between Michael Levine, the former CEO of Vital Products Inc.
('Vital Products') and Aaron Shrira, the sole shareholder of Vital Supplies.

The original Articles of Incorporation of Vital Supplies was filed with California Secretary of State on March 28, 2012.

The purpose of the License Agreement is to re-distribute the residual earnings of Vital Supplies between Vital Products and Vital Supplies. Vital Products in the License Agreement pays a management fee equal to 1.5% of all sales and 1.5% of salaries, benefits and commissions. In return for the management fee, Vital Products receives (pays) the net income (loss) of Vital Supplies.

- We note that Aaron Shira is the sole shareholder of Vital Products Supplies, Inc. and the 50% owner of Century Computer Products ("Century") and Reliable Printing Solutions, Inc. ("Reliable"), which are the two companies that were Vital Products, Inc.'s only customers as of July 31, 2012. Please tell us the nature of Vital Products, Inc.'s relationship with Mr. Shira prior to the creation of Vital Products Supplies, Inc. Please also identify the other owners of Century and Reliable and tell us whether these other owners have any relationships/affiliations with Vital Product, Inc.;

Response
Immediately prior to the incorporation of Vital Products, Aaron Shira owned 14,000 shares of common stock of Vital Products. At July 31, 2012, Vital Products had 579,276,457 shares of common stock outstanding. Currently, Aaron Shira continues to hold 14,000 shares.

The other owner and 50% shareholder of Century and Reliable is Richard B
Dorfman.

Richard B Dorfman currently holds and at July 31, 2012 held 46,000,000 shares of common stock (7.8% of outstanding shares at July 31, 2012) of Vital Products.

- Please clarify whose interests are reflected in non-controlling interests and how you determined the amounts attributable to these noncontrolling interests for the year ended July 31, 2012 and the nine months ended April 30, 2013. Specifically quantify and address how you have reflected the license and management fees associated with the license agreement which we assume you have paid to the equity owner of Vital Products Supplies, Inc.;

Response
In the financial statements reported on Form 10-K/A filed on August 21, 2013, the non-controlling interests for the year ended July 31, 2012 and the nine months ended April 30, 2013 represent the equity investment of the owner of Vital Supplies plus the net income (loss) of Vital Supplies.

The net income (loss) of Vital Supplies is attributed to Vital Supplies' noncontrolling interest due to legal ownership of these earnings. The amounts due to (from) Vital Products by Vital Supplies of $(24,249) and $(8,135) under the License Agreement for these earnings for the year ended July 31, 2012 and the nine months ended April 30, 2013, respectively, are eliminated on consolidation.

Under the License Agreement, the management fees which are due from Vital Products to Vital Supplies are as follows:
April 26, 2012 to July 31, 2012 - $8,179.61
August 1, 2012 to April 30, 2013 - $27,323.86
Management fees do not appear in the financial statements as they are eliminated on consolidation.

- Please tell us whether Vital Products Supplies, Inc. has any employees. If so, please quantify the number of employees as well as the amount paid for employee salaries, benefits and commissions by Vital
Products Supplies, Inc. for the year ended July 31, 2012 and the nine months ended April 30, 2013. In this regard, we note that your disclosures on page 6 indicate that there are no employees; however, pursuant to the license agreement you required to pay a management fee based on the amounts paid for employee salaries, benefits and commissions by Vital Products Supplies, Inc.;

Response
Vital Supplies has 5 employees (3 full time and 2 part time).
Employee salaries, benefits and commissions by Vital Supplies:
April 26, 2012 to July 31, 2012 - $24,244.21
August 1, 2012 to April 30, 2013 - $103,332.89
The disclosure of the number of employees of Vital Products has been changed on page 6 of the Form 10-K/A to include employees of Vital Supplies.

- Pursuant to the license agreement, you have the right to use the facilities of Vital Products Supplies, Inc. Given that you are consolidating Vital Products Supplies, Inc., please help us understand why there are no fixed assets recorded on the consolidated financial statements related to these facilities; and

Response
No fixed assets appear on the consolidated financial statements because:
a) Vital Supplies rents its premises for $4,050 per month from Sanjo Investments. Sanjo Investments is not related or affiliated with Vital Products or Vital Supplies.
b) The computer equipment used by Vital Supplies is over 5 years old and had a nominal fair value on inception of the License Agreement.
c)      The shelving used for warehousing ink cartridges are very old (unknown age) and have a nominal fair value on inception of the License Agreement.

- Vital Products Supplies, Inc. may at any time in its sole discretion, with sixty days prior notice, terminate the license agreement and revoke the license granted for any reason whatsoever. Please help us understand your basis for stating that you do not expect the termination rights to be exercised. In this regard, we note that you had a license agreement with Den Packaging Corporation which appears to have had a similar termination clause and was in fact terminated by Den Packaging Corporation effective May 1, 2011.

Response
Our determination that we do not expect the License Agreement is re-evaluated by the Company at the end of each accounting period. Our determination is based on our personal knowledge working with Aarron Shira, the sole officer, director and shareholder of Vital Supplies. We currently have no reason to believe the License Agreement will be terminated.

Den Packaging Corporation is controlled by Michael Levine, the former CEO of the Company who resigned on July 30, 2012. Michael Levine terminated the License Agreement but is no longer an officer of the Company. We do not believe that Michael Levine terminating the License Agreement reflects on our current business relationship with Aaron Shira.

Response

Controls and Procedures, page 18

6. We note your response to comment 11 in our letter dated July 23, 2013. Please update your table of contents to include reference to Item 9A instead of
Item 9A(T).

Response
The table of contents has been updated to include a reference to Item 9A instead of Item 9A(T).

Involvement in Certain Legal Proceedings, page 21

7. We note your response and revised disclosure in response to comment 16 in our letter dated July 23, 2013. Please note that Item 401(f) applies to executive officers in addition to directors and director nominees. In future filings, please ensure your disclosure includes reference to executive officers in addition to directors and director nominees.

Response
We have updated the disclosure to include executive officers. In addition, in future filings we will include executive officers.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 24

8.      We note your response and revised disclosure in response to comment
19 in our letter dated July 23, 2013. It appears that the information in the table is as of October 29, 2012 and includes beneficial ownership of '. . .
(ii) each current director and nominee, (iii) our named executive officer named in the Summary Compensation Table who was serving as an executive officer at the end of the July 31, 2012 fiscal year and (iv) all of our directors and current executive officers as a group.' Given that Messrs. Levine and Lecker resigned their respective officer and director positions with the company on July 30, 2012, please explain their inclusion in the beneficial ownership table and their apparent inclusion as two of the three persons under 'directors and executive officers as a group.'

Response
The disclosure has been updated to only include officers and directors of the Company on October 29, 2012. Former officer and directors have been excluded.

Signatures, page 29

9. We note your response and revisions in response to Comment 26 in our letter dated July 23, 2013. Your original 10-K filing correctly identified
Mr. McKinney as 'Principal Executive Officer' and 'Principal Financial Officer, and your revisions have incorrectly removed these designations. We note your response that Mr. McKinney is serving as the company's 'Principal Accounting Officer.' Please revise your signature page so that it notes that Mr. McKinney is signing the 10-K as Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, and include his officer and director positions with the company.

Response
The signature page has been updated to note that Mr. McKinney is the Principal Executive, Financial and Accounting Officer.

Exhibits 31.1 and 31.2

10. We note your revised Exhibits 31.1 and 31.2. The first line of the certifications, beginning with 'I, James McKinney . . .' should not include
Mr. McKinney's officer title or the name of the registrant. The first sentence of the exhibit should simply state the officer's name without reference to his title or the name of the registrant. Refer to Item 601(b)(31) of Regulation S-K .. Please amend your 10-K to correct both certifications.

Response
Exhibits 31.1 and 31.2 has been updated to exclude the M McKinney's title and the name of the Company.

Exhibit 32.1

11. We note that you have deleted Exhibit 32.2 from Amendment No. 1 to your 10-K. To the extent you intend to combine the Section 1350 certifications of your Principal Executive Officer and Principal Financial Officer into one certification, please revise the opening sentence of the Section 1350 certification to disclose that Mr. McKinney is also your principal financial officer. In addition, Mr. McKinney signed the certification solely in his capacity as your 'Principal Executive Officer.' Please revise the signature block of the certification to indicate that he is also your Principal Financial Officer and please provide his officer titles. See Exchange Act
Rule 13a-14(b) as well as Exchange Act Rules Question 161.03 of the Division's Compliance and Disclosure Interpretations.

Response
Exhibit 32.1 has been updated to indicate that Mr. McKinney is also the Principal Financial and Accounting Officer of the Company.

12.     We note reference to 'Aaron Shrira' in Exhibit 32.1. Please advise.

Response
References to Aaron Shira has been removed from Exhibit 32.1.

The company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


***

Please do not hesitate to contact me at 949-306-3110 if you have any questions or comments. Thank you.

                                Very truly yours,

                                /s/ James McKinney

                   Acting Chief Executive Officer, Chief Financial Officer
                                    and Director